FORM 10-Q

                SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

   [x]       QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


          For the quarterly period ended March 31, 1996


   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from          to

                  Commission file number 1-7324

                  KANSAS GAS AND ELECTRIC COMPANY
      (Exact name of registrant as specified in its charter)

           KANSAS                                              48-1093840
(State or other jurisdiction of                             (I.R.S.  Employer
 incorporation or organization)                            Identification No.)

                           P.O. BOX 208
                      WICHITA, KANSAS  67201
             (Address of Principal Executive Offices)

                           316/261-6611
       (Registrant's telephone number, including area code)

Indicated by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      Yes   X      No


Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

           Class                               Outstanding at May 15, 1996
 Common Stock (No par value)                           1,000 Shares


Registrant meets the conditions of General Instruction H(1)(a) and (b) to Form 10-Q and is therefore filing this form with a reduced disclosure format.

<PAGE 2>
                 KANSAS GAS AND ELECTRIC COMPANY
                              INDEX



                                                                       Page

PART I.  Financial Information

     Item 1.  Financial Statements

              Balance Sheets                                             3

              Statements of Income                                     4 - 5

              Statements of Cash Flows                                 6 - 7

              Statements of Capitalization                               8

              Statements of Common Stock Equity                          9

              Notes to Financial Statements                             10

     Item 2.  Management's Discussion and Analysis of Financial
                 Condition and Results of Operations                    17


Part II.  Other Information

     Item 4.  Submission of Matters to a Vote of Security Holders       20

     Item 6.  Exhibits and Reports on Form 8-K                          20

Signature                                                               21

<PAGE 3>

                 KANSAS GAS AND ELECTRIC COMPANY
                          BALANCE SHEETS
                      (Dollars in Thousands)
                          (unaudited)
<CAPITON>
                                                                March 31,      December 31,
                                                                   1996            1995
ASSETS

UTILITY PLANT:
  Electric plant in service . . . . . . . . . . . . . . . .     $3,445,906       $3,427,928
  Less - Accumulated depreciation . . . . . . . . . . . . .        917,362          893,728
                                                                 2,528,544        2,534,200
  Construction work in progress . . . . . . . . . . . . . .         37,618           40,810
  Nuclear fuel (net). . . . . . . . . . . . . . . . . . . .         53,674           53,942
    Net utility plant . . . . . . . . . . . . . . . . . . .      2,619,836        2,628,952

OTHER PROPERTY AND INVESTMENTS:
  Decommissioning trust . . . . . . . . . . . . . . . . . .         27,044           25,070
  Other . . . . . . . . . . . . . . . . . . . . . . . . . .          8,146            7,885
                                                                    35,190           32,955

CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . . . . . . . . . .             60               53
  Accounts receivable and unbilled revenues (net) . . . . .         68,215           76,490
  Advances to parent company  . . . . . . . . . . . . . . .        116,991           34,948
  Fossil fuel, at average cost. . . . . . . . . . . . . . .         14,923           17,522
  Materials and supplies, at average cost . . . . . . . . .         30,771           31,458
  Prepayments and other current assets. . . . . . . . . . .          9,597           17,128
                                                                   240,557          177,599

DEFERRED CHARGES AND OTHER ASSETS:
  Deferred future income taxes  . . . . . . . . . . . . . .        208,367          208,367
  Deferred coal contract settlement costs . . . . . . . . .         13,875           14,612
  Phase-in revenues . . . . . . . . . . . . . . . . . . . .         39,475           43,861
  Other deferred plant costs. . . . . . . . . . . . . . . .         31,473           31,539
  Corporate-owned life insurance (net). . . . . . . . . . .          8,058            7,279
  Unamortized debt expense. . . . . . . . . . . . . . . . .         25,059           25,605
  Other . . . . . . . . . . . . . . . . . . . . . . . . . .         43,807           32,645
                                                                   370,114          363,908

     TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . .     $3,265,697       $3,203,414


CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Statements):
  Common stock equity . . . . . . . . . . . . . . . . . . .     $1,176,777       $1,186,077
  Long-term debt (net). . . . . . . . . . . . . . . . . . .        683,976          684,082
                                                                 1,860,753        1,870,159

CURRENT LIABILITIES:
  Short-term debt . . . . . . . . . . . . . . . . . . . . .        112,000           50,000
  Long-term debt due within one year. . . . . . . . . . . .         16,000           16,000
  Accounts payable. . . . . . . . . . . . . . . . . . . . .         51,772           50,783
  Accrued taxes . . . . . . . . . . . . . . . . . . . . . .         27,618           17,766
  Accrued interest. . . . . . . . . . . . . . . . . . . . .         14,212            7,903
  Other . . . . . . . . . . . . . . . . . . . . . . . . . .          6,418            6,608
                                                                   228,020          149,060

DEFERRED CREDITS AND OTHER LIABILITIES:
  Deferred income taxes . . . . . . . . . . . . . . . . . .        799,796          800,934
  Deferred investment tax credits . . . . . . . . . . . . .         72,158           72,970
  Deferred gain from sale-leaseback . . . . . . . . . . . .        240,290          242,700
  Other . . . . . . . . . . . . . . . . . . . . . . . . . .         64,680           67,591
                                                                 1,176,924        1,184,195
COMMITMENTS AND CONTINGENCIES (Note 2)
     TOTAL CAPITALIZATION AND LIABILITIES . . . . . . . . .     $3,265,697       $3,203,414

The NOTES TO FINANCIAL STATEMENTS are an integral part of these statements.

<PAGE 4>

                 KANSAS GAS AND ELECTRIC COMPANY
                      STATEMENTS OF INCOME
                      (Dollars in Thousands)
                           (Unaudited)

                                                                    Three Months Ended
                                                                         March 31,
                                                                    1996           1995
OPERATING REVENUES. . . . . . . . . . . . . . . . . . . . .      $  145,034     $  138,557

OPERATING EXPENSES:
  Fuel used for generation:
    Fossil fuel . . . . . . . . . . . . . . . . . . . . . .          22,152         18,229
    Nuclear fuel. . . . . . . . . . . . . . . . . . . . . .           1,757          4,688
  Power purchased . . . . . . . . . . . . . . . . . . . . .           4,360            683
  Other operations. . . . . . . . . . . . . . . . . . . . .          31,369         30,405
  Maintenance . . . . . . . . . . . . . . . . . . . . . . .          11,899         12,267
  Depreciation and amortization . . . . . . . . . . . . . .          23,368         18,353
  Amortization of phase-in revenues . . . . . . . . . . . .           4,386          4,386
  Taxes:
    Federal income. . . . . . . . . . . . . . . . . . . . .           3,457          7,270
    State income  . . . . . . . . . . . . . . . . . . . . .           1,191          2,075
    General . . . . . . . . . . . . . . . . . . . . . . . .          12,041         11,634
      Total operating expenses. . . . . . . . . . . . . . .         115,980        109,990

OPERATING INCOME. . . . . . . . . . . . . . . . . . . . . .          29,054         28,567

OTHER INCOME AND DEDUCTIONS:
  Corporate-owned life insurance (net). . . . . . . . . . .          (2,184)        (1,716)
  Miscellaneous (net) . . . . . . . . . . . . . . . . . . .           1,015          2,099
  Income taxes (net). . . . . . . . . . . . . . . . . . . .             598          1,635
      Total other income and deductions . . . . . . . . . .            (571)         2,018

INCOME BEFORE INTEREST CHARGES. . . . . . . . . . . . . . .          28,483         30,585

INTEREST CHARGES:
  Long-term debt. . . . . . . . . . . . . . . . . . . . . .          11,716         11,768
  Other . . . . . . . . . . . . . . . . . . . . . . . . . .           1,675          1,505
  Allowance for borrowed funds used
    during construction (credit). . . . . . . . . . . . . .            (608)          (560)
      Total interest charges. . . . . . . . . . . . . . . .          12,783         12,713

NET INCOME. . . . . . . . . . . . . . . . . . . . . . . . .      $   15,700     $   17,872


The NOTES TO FINANCIAL STATEMENTS are an integral part of these statements.

<PAGE 5>

                 KANSAS GAS AND ELECTRIC COMPANY
                      STATEMENTS OF INCOME
                      (Dollars in Thousands)
                           (Unaudited)

                                                                   Twelve Months Ended
                                                                         March 31,
                                                                    1996           1995
OPERATING REVENUES. . . . . . . . . . . . . . . . . . . . .      $  630,345     $  621,833

OPERATING EXPENSES:
  Fuel used for generation:
    Fossil fuel . . . . . . . . . . . . . . . . . . . . . .          84,515         87,773
    Nuclear fuel. . . . . . . . . . . . . . . . . . . . . .          16,494         14,387
  Power purchased . . . . . . . . . . . . . . . . . . . . .           8,254          6,575
  Other operations. . . . . . . . . . . . . . . . . . . . .         118,840        114,834
  Maintenance . . . . . . . . . . . . . . . . . . . . . . .          47,688         48,915
  Depreciation and amortization . . . . . . . . . . . . . .          84,694         70,691
  Amortization of phase-in revenues . . . . . . . . . . . .          17,545         17,544
  Taxes:
    Federal income. . . . . . . . . . . . . . . . . . . . .          44,517         51,013
    State income  . . . . . . . . . . . . . . . . . . . . .          11,659         12,792
    General . . . . . . . . . . . . . . . . . . . . . . . .          46,648         44,609
      Total operating expenses. . . . . . . . . . . . . . .         480,854        469,133

OPERATING INCOME. . . . . . . . . . . . . . . . . . . . . .         149,491        152,700

OTHER INCOME AND DEDUCTIONS:
  Corporate-owned life insurance (net). . . . . . . . . . .          (3,136)        (5,835)
  Miscellaneous (net) . . . . . . . . . . . . . . . . . . .           3,800          6,320
  Income taxes (net). . . . . . . . . . . . . . . . . . . .           8,049          7,138
      Total other income and deductions . . . . . . . . . .           8,713          7,623

INCOME BEFORE INTEREST CHARGES. . . . . . . . . . . . . . .         158,204        160,323

INTEREST CHARGES:
  Long-term debt. . . . . . . . . . . . . . . . . . . . . .          47,021         47,502
  Other . . . . . . . . . . . . . . . . . . . . . . . . . .           5,360          5,335
  Allowance for borrowed funds used
    during construction (credit). . . . . . . . . . . . . .          (2,878)        (1,702)
      Total interest charges. . . . . . . . . . . . . . . .          49,503         51,135

NET INCOME. . . . . . . . . . . . . . . . . . . . . . . . .      $  108,701     $  109,188


The NOTES TO FINANCIAL STATEMENTS are an integral part of these statements.

<PAGE 6>

                 KANSAS GAS AND ELECTRIC COMPANY
                    STATEMENTS OF CASH FLOWS
                      (Dollars in Thousands)
                           (Unaudited)

                                                                    Three Months Ended
                                                                         March 31,
                                                                    1996           1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income. . . . . . . . . . . . . . . . . . . . . . . . .    $   15,700     $   17,872
  Depreciation and amortization . . . . . . . . . . . . . . .        18,362         18,353
  Other amortization (including nuclear fuel) . . . . . . . .         1,226          3,534
  Gain on sales of utility plant (net of tax) . . . . . . . .          -              (940)
  Deferred taxes and investment tax credits (net) . . . . . .        (1,950)        (5,282)
  Amortization of phase-in revenues . . . . . . . . . . . . .         4,386          4,386
  Corporate-owned life insurance. . . . . . . . . . . . . . .        (5,940)        (4,976)
  Amortization of gain from sale-leaseback. . . . . . . . . .        (2,410)        (2,410)
  Amortization of acquisition adjustment. . . . . . . . . . .         5,006           -
  Changes in working capital items:
    Accounts receivable and unbilled revenues (net) . . . . .         8,275          6,394
    Fossil fuel . . . . . . . . . . . . . . . . . . . . . . .         2,599           (592)
    Accounts payable. . . . . . . . . . . . . . . . . . . . .           989         (9,563)
    Interest and taxes accrued. . . . . . . . . . . . . . . .        16,161         27,599
    Other . . . . . . . . . . . . . . . . . . . . . . . . . .         8,027          5,570
  Changes in other assets and liabilities . . . . . . . . . .        (9,129)         7,480
      Net cash flows from operating activities. . . . . . . .        61,302         67,425

CASH FLOWS USED IN INVESTING ACTIVITIES:
  Additions to utility plant. . . . . . . . . . . . . . . . .        16,118         21,240
  Sales of utility plant. . . . . . . . . . . . . . . . . . .          -            (1,583)
  Corporate-owned life insurance policies . . . . . . . . . .          -               417
  Death proceeds of corporate-owned life insurance. . . . . .          -              (250)
      Net cash flows used in investing activities . . . . . .        16,118         19,824

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term debt (net) . . . . . . . . . . . . . . . . . . .        62,000        (40,000)
  Advances to parent company (net). . . . . . . . . . . . . .       (82,042)        (8,049)
  Bonds retired . . . . . . . . . . . . . . . . . . . . . . .          (135)           (25)
  Borrowings against life insurance policies. . . . . . . . .          -               556
  Repayment of borrowings against life insurance policies . .          -               (73)
  Dividends to parent company . . . . . . . . . . . . . . . .       (25,000)          -
     Net cash flows from (used in) financing activities . . .       (45,177)       (47,591)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS. . . . .             7             10

CASH AND CASH EQUIVALENTS:
  BEGINNING OF PERIOD . . . . . . . . . . . . . . . . . . . .            53             47
  END OF PERIOD . . . . . . . . . . . . . . . . . . . . . . .    $       60     $       57


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
CASH PAID FOR:
   Interest on financing activities (net of amount
       capitalized) . . . . . . . . . . . . . . . . . . . . .    $     -         $   6,058
   Income taxes . . . . . . . . . . . . . . . . . . . . . . .         6,300           -


The NOTES TO FINANCIAL STATEMENTS are an integral part of these statements.

<PAGE 7>

                 KANSAS GAS AND ELECTRIC COMPANY
                    STATEMENTS OF CASH FLOWS
                      (Dollars in Thousands)
                           (Unaudited)

                                                                    Twelve Months Ended
                                                                         March 31,
                                                                    1996           1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income. . . . . . . . . . . . . . . . . . . . . . . . .    $  108,701     $  109,188
  Depreciation and amortization . . . . . . . . . . . . . . .        72,959         70,691
  Other amortization (including nuclear fuel) . . . . . . . .        12,885         11,633
  Gain on sales of utility plant (net of tax) . . . . . . . .           (11)          (940)
  Deferred taxes and investment tax credits (net) . . . . . .         7,183         18,160
  Amortization of phase-in revenues . . . . . . . . . . . . .        17,545         17,544
  Corporate-owned life insurance. . . . . . . . . . . . . . .       (29,512)       (17,703)
  Amortization of gain from sale-leaseback. . . . . . . . . .        (9,640)        (9,640)
  Amortization of acquisition adjustment. . . . . . . . . . .        11,735           -
  Changes in working capital items:
    Accounts receivable and unbilled revenues (net) . . . . .        (6,776)       (23,371)
    Fossil fuel . . . . . . . . . . . . . . . . . . . . . . .          (579)        (2,088)
    Accounts payable. . . . . . . . . . . . . . . . . . . . .        12,242         (6,674)
    Interest and taxes accrued. . . . . . . . . . . . . . . .       (10,471)        (4,412)
    Other . . . . . . . . . . . . . . . . . . . . . . . . . .           477           (243)
  Changes in other assets and liabilities . . . . . . . . . .        (2,084)         1,297
      Net cash flows from operating activities. . . . . . . .       184,654        163,442

CASH FLOWS USED IN INVESTING ACTIVITIES:
  Additions to utility plant. . . . . . . . . . . . . . . . .        88,816         92,620
  Sales of utility plant. . . . . . . . . . . . . . . . . . .          (140)        (1,583)
  Corporate-owned life insurance policies . . . . . . . . . .        29,930         26,554
  Death proceeds of corporate-owned life insurance. . . . . .       (10,333)          (250)
      Net cash flows used in investing activities . . . . . .       108,273        117,341

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term debt (net) . . . . . . . . . . . . . . . . . . .       102,000        (21,600)
  Advances to parent company (net). . . . . . . . . . . . . .       (44,548)        58,503
  Bonds issued. . . . . . . . . . . . . . . . . . . . . . . .          -            46,440
  Bonds retired . . . . . . . . . . . . . . . . . . . . . . .          (135)       (46,465)
  Borrowings against life insurance policies. . . . . . . . .        46,490         42,086
  Repayment of borrowings against life insurance policies . .        (5,185)           (73)
  Dividends to parent company . . . . . . . . . . . . . . . .      (175,000)      (125,000)
     Net cash flows from (used in) financing activities . . .       (76,378)       (46,109)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS. . . . .             3             (8)

CASH AND CASH EQUIVALENTS:
  BEGINNING OF PERIOD . . . . . . . . . . . . . . . . . . . .            57             65
  END OF PERIOD . . . . . . . . . . . . . . . . . . . . . . .    $       60     $       57

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
CASH PAID FOR:
   Interest on financing activities (net of amount
       capitalized) . . . . . . . . . . . . . . . . . . . . .    $   65,750      $  68,609
   Income taxes . . . . . . . . . . . . . . . . . . . . . . .        48,400         30,509


The NOTES TO FINANCIAL STATEMENTS are an integral part of these statements.

<PAGE 8>

                 KANSAS GAS AND ELECTRIC COMPANY
                   STATEMENTS OF CAPITALIZATION
                      (Dollars in Thousands)
                          (Unaudited)

                                                                   March 31,          December 31,
                                                                     1996                 1995

COMMON STOCK EQUITY (see Statements):
  Common stock, without par value, authorized and issued
    1,000 shares. . . . . . . . . . . . . . . . . . . . . . .  $1,065,634           $1,065,634
  Retained earnings . . . . . . . . . . . . . . . . . . . . .     111,143              120,443
    Total common stock equity . . . . . . . . . . . . . . . .   1,176,777   63%      1,186,077   63%

LONG-TERM DEBT:
  First Mortgage Bonds:
       Series                    Due         1996      1995
       5-5/8%                    1996      $ 16,000  $ 16,000
       7.6%                      2003       135,000   135,000
       6-1/2%                    2005        65,000    65,000
       6.20%                     2006       100,000   100,000
                                                                  316,000              316,000
  Pollution Control Bonds:
       5.10%                     2023        13,822    13,957
       Variable  (a)             2027        21,940    21,940
       7.0%                      2031       327,500   327,500
       Variable  (a)             2032        14,500    14,500
       Variable  (a)             2032        10,000    10,000
                                                                  387,762              387,897
       Total bonds. . . . . . . . . . . . . . . . . . . . . .     703,762              703,897

  Less:
    Unamortized premium and discount (net). . . . . . . . . .       3,786                3,815
    Long-term debt due within one year. . . . . . . . . . . .      16,000               16,000
       Total long-term debt . . . . . . . . . . . . . . . . .     683,976  37%         684,082   37%

TOTAL CAPITALIZATION. . . . . . . . . . . . . . . . . . . . .  $1,860,753 100%      $1,870,159  100%


      (a)    Market-Adjusted Tax Exempt Securities (MATES).  As of March 31, 1996, the rate on these bonds ranged from 3.40% to 3.45%.


The NOTES TO FINANCIAL STATEMENTS are an integral part of these statements.

<PAGE 9>

                 KANSAS GAS AND ELECTRIC COMPANY
                STATEMENTS OF COMMON STOCK EQUITY
                      (Dollars in Thousands)
                           (Unaudited)

                                                           Common          Retained
                                                            Stock          Earnings
BALANCE DECEMBER 31, 1993, 1,000 shares. . . . . . .     $1,065,634       $  180,044

Net income . . . . . . . . . . . . . . . . . . . . .                         104,526
Dividend to parent company . . . . . . . . . . . . .                        (125,000)


BALANCE DECEMBER 31, 1994, 1,000 shares. . . . . . .      1,065,634          159,570

Net income . . . . . . . . . . . . . . . . . . . . .                         110,873
Dividend to parent company . . . . . . . . . . . . .                        (150,000)


BALANCE DECEMBER 31, 1995, 1,000 shares. . . . . . .      1,065,634          120,443

Net Income . . . . . . . . . . . . . . . . . . . . .                          15,700
Dividend to parent company . . . . . . . . . . . . .                         (25,000)


BALANCE MARCH 31, 1996, 1,000 shares . . . . . . . .     $1,065,634       $  111,143


The NOTES TO FINANCIAL STATEMENTS are an integral part of these statements.

<PAGE 10>
                 KANSAS GAS AND ELECTRIC COMPANY
                  NOTES TO FINANCIAL STATEMENTS
                           (Unaudited)


1.  ACCOUNTING POLICIES AND OTHER INFORMATION

    General: Kansas Gas and Electric Company (the Company, KGE) is a rate-regulated electric utility and wholly-owned subsidiary of Western Resources, Inc. (Western Resources). The Company is engaged in the production, purchase, transmission, distribution, and sale of electricity. The Company serves approximately 275,000 electric customers in southeastern Kansas.

    On March 31, 1992, Western Resources through its wholly-owned subsidiary KCA Corporation (KCA), acquired all of the outstanding common and preferred stock of KGE. Simultaneously, KCA and KGE merged and adopted the name of KGE (the Merger).

    The Company owns 47% of the Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for the Wolf Creek Generating Station (Wolf Creek). The Company records in its financial statements its proportionate share of all transactions of WCNOC as it does other jointly-owned facilities.

    The Company prepares its financial statements in conformity with generally accepted accounting principles as applied to regulated public utilities. The accounting and rates of the Company are subject to requirements of the Kansas Corporation Commission (KCC) and the Federal Energy Regulatory Commission. The financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, to disclose contingent assets and liabilities at the balance sheet date, and to report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the accompanying condensed financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 31, 1996 and December 31, 1995, and the results of its operations for the three and twelve month periods ended March 31, 1996 and 1995. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's 1995 Annual Report on Form 10-K.

    In January 1996, the Company adopted the Statement of Financial
Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). This Statement imposes stricter criteria for regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. The Company believes that the adoption of this standard does not have a material impact on the financial position or results of operations of the Company based on the current regulatory structure in which the Company operates. This conclusion may change in the future if increases in competition influence wholesale and retail pricing in this industry.

<PAGE 11>
    On April 24, 1996, the Federal Energy Regulatory Commission issued its final rule on Order No. 888, Promoting Wholesale Competition Through Open Access Non-discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities. The Company had analyzed the effect of this order on its operations and does not expect it to have a material adverse effect.

    Cash Surrender Value of Life Insurance Contracts: The following amounts related to corporate-owned life insurance contracts (COLI) are recorded in Corporate-owned Life Insurance (net) on the balance sheets:

                                              March 31,       December 31,
                                                 1996             1995
                                                 (Dollars in Millions)
       Cash surrender value of contracts. .     $361.1           $360.3
       Borrowings against contracts . . . .     (353.0)          (353.0)
           COLI (net) . . . . . . . . . . .     $  8.1           $  7.3

     Income is recorded for increases in cash surrender value and net death proceeds. Interest expense is recognized for COLI borrowings. The net income generated from COLI contracts, including the tax benefit of the interest deductions and premium expenses, are recorded as Corporate-owned Life Insurance (net) on the Statements of Income. The income from increases in cash surrender value and net death proceeds was $4.7 million and $23.5 million for the three and twelve months ended March 31, 1996, respectively, compared to $3.9 million and $16.1 million for the three and twelve months ended 1995, respectively. The interest expense deduction taken was $6.9 million and $26.6 million for the three and twelve months ended March 31, 1996, respectively, compared to $5.6 million and $21.9 million for the three and twelve months ended 1995, respectively.

    Federal legislation is pending, which, if enacted, may substantially reduce or eliminate the tax deduction for interest on COLI borrowings, and thus reduce a significant portion of the net income stream generated by the COLI contracts (See Note 7 of the Company's 1995 Annual Report on Form 10-K).

    Cash and Cash Equivalents: For purposes of the Statements of Cash Flows, cash and cash equivalents include cash on hand and highly liquid collateralized debt instruments purchased with maturities of three months or less.


    2.  COMMITMENTS AND CONTINGENCIES

    Manufactured Gas Sites: The Company has been associated with three former manufactured gas sites which may contain coal tar and other potentially harmful materials. The Company and the Kansas Department of Health and Environment (KDHE) entered into a consent agreement governing all future work at the three sites. The terms of the consent agreement will allow the Company to investigate these sites and set remediation priorities based upon the results of the investigations and risk analysis. The prioritized sites will be investigated over a 10 year period. The agreement will allow the Company to set mutual objectives with the KDHE in order to expedite effective response activities and
<PAGE 12>
to control costs and environmental impact. The costs incurred for site investigation and risk assessment in 1995 and 1994 were minimal. The Company is aware of other Midwestern utilities which have incurred remediation costs ranging between $500,000 and $10 million per site. The KCC has permitted another Kansas utility to recover its remediation costs through rates. To the extent that such remediation costs are not recovered through rates, the costs could be material to the Company's financial position or results of operations depending on the degree of remediation and number of years over which the remediation must be completed.

    Decommissioning: The Company accrues decommissioning costs over the expected life of the Wolf Creek generating facility. The accrual is based on estimated unrecovered decommissioning costs which consider inflation over the remaining estimated life of the generating facility and are net of expected earnings on amounts recovered from customers and deposited in an external trust fund.

    On June 9, 1994, the KCC issued an order approving the estimated decommissioning costs of the 1993 Wolf Creek Decommissioning Cost Study which estimates the Company's share of Wolf Creek decommissioning costs, under the immediate dismantlement method, to be approximately $595 million during the period 2025 through 2033, or approximately $174 million in 1993 dollars. These costs were calculated using an assumed inflation rate of 3.45% over the remaining service life, in 1993, of 32 years.

    Decommissioning costs are being charged to operating expenses in accordance with the KCC order. Electric rates charged to customers provide for recovery of these decommissioning costs over the life of Wolf Creek. Amounts expensed approximated $3.6 million in 1995 and will increase annually to $5.5 million in 2024. These expenses are deposited in an external trust fund. The average after tax expected return on trust assets is 5.9%

    The Company's investment in the decommissioning fund, including reinvested earnings approximated $27.0 million and $25.1 million at March 31, 1996 and December 31, 1995, respectively. Trust fund earnings accumulate in the fund balance and increase the recorded decommissioning liability. These amounts are reflected in Decommissioning Trust, and the related liability is included in Deferred Credits and Other Liabilities, Other, on the Balance Sheets.

    The staff of the Securities and Exchange Commission (SEC) has questioned certain current accounting practices used by nuclear electric generating station owners regarding the recognition, measurement and classification of decommissioning costs for nuclear electric generating stations. In response to these questions, the FASB is expected to issue new accounting standards for removal costs, including decommissioning in 1996. If current electric utility industry accounting practices for such decommissioning costs are changed: (1) annual decommissioning expenses could increase, (2) the estimated present value of decommissioning costs could be recorded as a liability rather than as accumulated depreciation, and (3) trust fund income from the external decommissioning trusts could be reported as investment income rather than as a
reduction to decommissioning expense.   When revised accounting guidance is
issued, the Company will also have to evaluate its effect on accounting for removal costs of other long-lived assets. At this time, the Company is not able to predict what effect such changes would have on results of operations, financial position, or related regulatory practices until the final issuance of revised accounting guidance.
<PAGE 13>
    The Company carries premature decommissioning insurance which has several restrictions. One of these is that it can only be used if Wolf Creek incurs an accident exceeding $500 million in expenses to safely stabilize the reactor, to decontaminate the reactor and reactor station site in accordance with a plan approved by the Nuclear Regulatory Commission (NRC), and to pay for on-site property damages. If the amount designated as decommissioning insurance is needed to implement the NRC-approved plan for stabilization and decontamination, it would not be available for decommissioning purposes.

    Nuclear Insurance: The Price-Anderson Act limits the combined public liability of the owners of nuclear power plants to $8.9 billion for a single nuclear incident. If this liability limitation is insufficient, the U.S. Congress will consider taking whatever action is necessary to compensate the public for valid claims. The Wolf Creek owners (Owners) have purchased the maximum available private insurance of $200 million and the balance is provided by an assessment plan mandated by the NRC. Under this plan, the Owners are jointly and severally subject to a retrospective assessment of up to $79.3 million ($37.3 million, Company's share) in the event there is a major nuclear incident involving any of the nation's licensed reactors. This assessment is subject to an inflation adjustment based on the Consumer Price Index and applicable premium taxes. There is a limitation of $10 million ($4.7 million, Company's share) in retrospective assessments per incident, per year.

    The Owners carry decontamination liability, premature decommissioning liability, and property damage insurance for Wolf Creek totaling approximately $2.8 billion ($1.3 billion, Company's share). This insurance is provided by a combination of "nuclear insurance pools" ($500 million) and Nuclear Electric Insurance Limited (NEIL) ($2.3 billion). In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination. The Company's share of any remaining proceeds can be used for property damage or premature decommissioning costs up to $1.3 billion (Company's share). Premature decommissioning insurance cost recovery is excess of funds previously collected for decommissioning (as discussed under "Decommissioning").

    The Owners also carry additional insurance with NEIL to cover costs of replacement power and other extra expenses incurred during a prolonged outage resulting from accidental property damage at Wolf Creek. If losses incurred at any of the nuclear plants insured under the NEIL policies exceed premiums, reserves, and other NEIL resources, the Company may be subject to retrospective assessments of approximately $11 million per year.

    Although the Company maintains various insurance policies to provide coverage for potential losses and liabilities resulting from an accident or an extended outage, the Company's insurance coverage may not be adequate to cover the costs that could result from a catastrophic accident or extended outage at Wolf Creek. Any substantial losses not covered by insurance, to the extent not recoverable through rates, would have a material adverse effect on the Company's financial position and results of operations.

    Clean Air Act: The Clean Air Act Amendments of 1990 (the Act) require a two-phase reduction in certain emissions. To meet the monitoring and reporting requirements under the acid rain program, the Company installed continuous monitoring and reporting equipment at a total cost of approximately $2.3 million by the December 31, 1995 deadline. The Company expects some additional equipment acquisitions and other expenditures to be needed to meet Phase II sulfur dioxide requirements. Current estimated costs for Phase II are approximately $5 million.
<PAGE 14>
    The nitrogen oxides and toxic limits, which were not set in the law, were proposed by the EPA in January 1996. The Company is currently evaluating the steps it will need to take in order to comply with the proposed new rules, but is unable to determine its compliance options or related compliance costs until the evaluation is finished later this year. The Company will have three years to comply with the new rules.

    Fuel Commitments: To supply a portion of the fuel requirements for its generating plants, the Company has entered into various commitments to obtain nuclear fuel, coal, and natural gas. Some of these contracts contain provisions for price escalation and minimum purchase commitments. At
December 31, 1995, WCNOC's nuclear fuel commitments (Company's share) were approximately $15.3 million for uranium concentrates expiring at various times through 2001, $120.8 million for enrichment expiring at various times through 2014, and $72.7 million for fabrication through 2025. At December 31, 1995, the Company's coal and natural gas contract commitments in 1995 dollars under the remaining terms of the contracts were $643 million. The largest coal contract expires in 2020, with the remaining coal contracts expiring at various times through 2013.

    Energy Act: As part of the 1992 Energy Policy Act, a special assessment is being collected from utilities for a uranium enrichment, decontamination, and decommissioning fund. The Company's portion of the assessment for Wolf Creek is approximately $7 million, payable over 15 years. Management expects such costs to be recovered through the ratemaking process.


3.  INCOME TAXES

    Total income tax expense included in the Statements of Income reflects the Federal statutory rate of 35 percent. The Federal statutory rate produces effective income tax rates of 20.5% and 30.1% for the three month periods and 30.7% and 34.2% for the twelve month periods ended March 31, 1996 and 1995, respectively. The effective income tax rates vary from the Federal statutory rate due to the permanent differences, including the amortization of investment tax credits, and accelerated amortization of certain deferred income taxes.


4.  RATE MATTERS AND REGULATION

    KCC Rate Proceedings: On August 17, 1995, the Company filed with the KCC a request to more rapidly recover KGE's investment in its assets of Wolf Creek over the next seven years. If the requested acceleration of depreciation of Wolf Creek is granted, depreciation expense for Wolf Creek will increase by approximately $50 million for each of the next seven years. As a result of this proposal, Western Resources will also seek to reduce electric rates for KGE customers by approximately $8.7 million annually for the same seven year period.

    On April 15, 1996, Western Resources filed an application with the KCC requesting an order approving its proposal to merge with KCPL and for other related relief. The application includes a proposal which would provide a rate reduction of $10 million for KGE retail electric customers. These rate reductions are in addition to the cumulative reductions currently proposed in Western Resources' existing rate plan filed August 17, 1995. A five year moratorium on electric rate increases for KGE retail customers is also proposed.
<PAGE 15>
    On April 19, 1996, the KCC issued an order consolidating certain issues from the August 17, 1995 filing, including accelerating recovery of the Company's investment in its assets of Wolf Creek, with the application filed before the KCC on April 15, 1996. The order also authorized the immediate implementation of the $8.7 million reduction in electric rates for KGE customers, as proposed by Western Resources, subject to later adjustments.


5.  WESTERN RESOURCES' PROPOSED MERGER WITH KANSAS CITY POWER & LIGHT COMPANY

    On April 14, 1996, in a letter to Mr. A. Drue Jennings, Chairman of the Board, President and Chief Executive Officer of Kansas City Power & Light Company (KCPL), Western Resources proposed an offer to merge with KCPL.

    On April 22, 1996, KCPL's Board of Directors rejected Western Resources' proposal and announced its intention to proceed with a merger agreement entered into on January 19, 1996 with UtiliCorp United Inc. (UCU). Following the rejection of the April 14 offer, Western Resources filed proxy materials with the SEC for use in soliciting proxies from KCPL shareholders against the approval of the UCU/KCPL merger. KCPL's annual shareholders meeting is scheduled for May 22, 1996. Western Resources believes its offer is financially superior for KCPL shareholders and is actively seeking to have KCPL shareholders vote against the proposed Merger. On April 22, 1996, Western Resources announced its intention to commence an offer to exchange shares of its common stock for each KCPL share (the "Offer") and filed with the SEC a registration statement on Form S-4 relating to such exchange offer. Pursuant to the Offer, each KCPL common share would be entitled to receive $28.00 worth of Western Resources common stock, subject to certain limitations as set forth below. According to KCPL's quarterly report on Form 10-Q dated March 31, 1996, there were issued and outstanding 61,908,726 shares of KCPL common stock.

    The number of shares of Western Resources common stock to be delivered per KCPL share pursuant to the Offer would be equal to the quotient (rounded to the nearest 1/100,000) determined by dividing $28.00 by the average of the high and low sales prices of Western Resources common stock on the New York Stock Exchange for each of the twenty consecutive trading days ending with the second trading day immediately preceding the expiration of the Offer (the "Exchange Ratio"), provided that the Exchange Ratio would not be less than
0.833 nor greater than 0.985. On May 6, 1996, Western Resources announced a change in the terms of the Offer so that the Exchange Ratio would not be less than 0.91 nor greater than 0.985, and presented the new offer to the KCPL Board. There has been no response to the new offer from KCPL as of the date of this report.

    Western Resources intends to acquire, after consummation of the Offer, the remaining KCPL shares pursuant to a merger of it and KCPL (the Merger).

    Western Resources has filed applications with the KCC and Missouri Public Service Commission seeking approval of the Merger. See Note 4 for discussion of rate proceedings.

    Western Resources' proposal is designed to qualify as a pooling of interests for financial reporting purposes. Under this method, the recorded assets and liabilities of the Company and KCPL would be carried forward at historical amounts to a combined balance sheet. Prior period operating results and statements of financial position, cash flows and capitalization would be restated to effect the combination for all periods presented.
<PAGE 16>
    KCPL is a public utility company engaged in the generation, transmission, distribution, and sale of electricity to approximately 430,000 customers in western Missouri and eastern Kansas. KCPL and the Company have joint interests in certain electric generating assets, including Wolf Creek.

    Completion of the Offer and the Merger are subject to various conditions, including approvals from shareholders, regulatory and other governmental agencies.

<PAGE 17>
                 KANSAS GAS AND ELECTRIC COMPANY


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Item 7 of the Company's Annual Report on Form 10-K for 1995.

    The following updates the information provided in the 1995 Form 10-K, and analyzes the changes in the results of operations between the three and twelve month periods ended March 31, 1996 and comparable periods of 1995.


FINANCIAL CONDITION

    General: The Company had net income of $15.7 million for the first quarter of 1996 compared to $17.9 million for the first quarter in 1995. The decrease in net income was primarily due to the amortization of the acquisition adjustment as a result of the Merger and higher fuel and purchase power expenses, resulting from Wolf Creek's eighth refueling and maintenance outage during the first quarter of 1996.

    Net income for the twelve months ended March 31, 1996, of $108.7 million, remained virtually unchanged from net income of $109.2 million for the comparable period of 1995. The slight decrease was primarily due to the amortization of the acquisition adjustment and higher fuel costs.

    Liquidity and Capital Resources: The KGE common and preferred stock was redeemed in connection with the Merger, leaving 1,000 shares of common stock held by Western Resources. The debt structure of the Company and available sources of funds were not affected by the Merger.

    The Company's short-term financing requirements are satisfied through short-term bank loans and borrowings under unsecured lines of credit maintained with banks. At March 31, 1996, short-term borrowing amounted to $112 million compared to $50 million at December 31, 1995.

    On April 11, bank credit arrangements of $200 million were entered into, under which $50 million is currently outstanding.


OPERATING RESULTS

    The following discussion explains variances for the three and twelve months ended March 31, 1996, to the comparable periods of 1995.

    Revenues: The Company's revenues vary with levels of usage as a result of changing weather conditions during comparable periods and are sensitive to seasonal fluctuations between consecutive periods. Future electric sales will continue to be affected by weather conditions, competing fuel sources, wholesale demand, and the overall economy of the Company's service area.
<PAGE 18>
    The following table reflects changes in electric sales for the three and twelve months ended March 31, 1996 from the comparable periods of 1995.

    Increase (decrease) in electric sales volumes:

                                           3 Months         12 Months
                                             Ended            Ended
         Residential                          9.2%              2.8%
         Commercial                           5.3%              2.1%
         Industrial                           3.5%              3.6%
         Total Retail                         5.5%              2.9%

         Wholesale & Interchange             11.2%              0.7%
         Total electric sales                 6.4%              2.6%

    Revenues for the first quarter of 1996 increased approximately five percent to $145.0 million, compared to first quarter 1995 revenues of $138.6 million, primarily due to increased sales in all retail customer classes as a result of colder winter temperatures experienced during the first quarter of 1996 compared to 1995. The Company's service territory experienced a 17% increase in the number of heating degree days during the first quarter of 1996, as compared to the first quarter of 1995.

    Revenues for the twelve months ended March 31, 1996, increased approximately one percent to $630.3 million from revenues of $621.8 million for the comparable period of 1995. The slight increase can be attributed to increased sales in all retail customer classes as a result of colder winter temperatures as discussed above.

    Operating Expenses: Total operating expenses increased approximately five percent for the first quarter and approximately three percent for the twelve months ended March 31, 1996 compared to the same periods of 1995.
These increases can be primarily attributed to the amortization of the acquisition adjustment and increased fuel and purchased power expenses due to Wolf Creek having been taken off-line for its eighth refueling and maintenance outage. Also contributing to the twelve month ended increase was the expense of $3.4 million related to the early retirement programs which was recorded in the second quarter of 1995.

    The amortization of the acquisition adjustment, which began in August 1995, amounted to $5.0 million and $11.7 million for the three and twelve months ended March 31, 1996, respectively.

    Partially offsetting the increase in fuel expense for the first quarter of 1996 was the decrease in nuclear fuel expense which was due to Wolf Creek's refueling and maintenance outage.

    Other Income and Deductions: Other income and deductions, net of taxes, decreased for the first quarter of 1996 compared to the first quarter of 1995, primarily as a result of the gain realized from the sale of rail cars which was recorded during the first quarter of 1995. Increased interest expense on higher COLI borrowings also contributed to the decrease.
<PAGE 19>
    Other income and deductions, net of taxes, increased to $8.7 million for the twelve months ended March 31, 1996 from $7.6 million for the twelve months ended March 31, 1995. The increase was primarily due to receipt of death benefit proceeds under COLI contracts during the fourth quarter of 1995.

    Interest Expense: Interest expense increased less than one percent for the first quarter ended March 31, 1996, compared to the first quarter of 1995. The slight increase can be attributed to the increase in short-term debt during the first quarter of 1996.

    Interest expense for the twelve months ended March 31, 1996, decreased approximately three percent, compared to the same period of 1995. The decrease resulted primarily from the increase in allowance for funds used during construction (AFUDC) charges due to a higher AFUDC rate. Also accounting for the decrease was the impact of increased COLI borrowings which reduce the need for other long-term debt and thereby reduced interest expense. COLI interest is reflected in Other Income and Deductions on the Income Statement.


OTHER INFORMATION

    Merger Implementation: In accordance with the KCC Merger order, amortization of the acquisition adjustment commenced in August 1995. The amortization will amount to approximately $20 million (pre-tax) per year for 40 years. Western Resources and the Company (combined companies) can recover the amortization of the acquisition adjustment through cost savings under a sharing mechanism approved by the KCC.

    KCC Rate Proceedings: See Note 4 of the Notes to Financial Statements.

<PAGE 20>
                KANSAS GAS AND ELECTRIC COMPANY
                   Part II Other Information


Item 4.  Submission of Matters to a Vote of Security Holders

    Information required by Item 4 is omitted pursuant to General Instruction H(2)(b) to Form 10-Q.


Item 6.  Exhibits and Reports on Form 8-K

    (a)  Exhibits:

         Exhibit 27 - Financial Data Schedule

    (b)  Reports on Form 8-K:

         None

<PAGE 21>
                            SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         KANSAS GAS AND ELECTRIC COMPANY


May 15, 1996                           By    /s/ Richard D. Terrill
                                                 Richard D. Terrill
                                              Secretary, Treasurer and
                                                   General Counsel